Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Income (loss) from continuing operations before taxes	$1,430	$1,997	$1,631	$1,568	$503
Sub-total of fixed charges	284	270	279	282	308
Sub-total of adjusted income (loss)	1,714	2,267	1,910	1,850	811
Interest on annuities and financial products	2,506	2,508	2,486	2,478	2,488
Adjusted income (loss) base	$4,220	$4,775	$4,396	$4,328	$3,299
Fixed Charges
Interest and debt expense (1)	$272	$267	$265	$268	$286
Interest expense (income) related to uncertain tax positions	(2)	(11)	2	1	9
Portion of rent expense representing interest	14	14	12	13	13
Sub-total of fixed charges excluding interest on
annuities and financial products	284	270	279	282	308
Interest on annuities and financial products	2,506	2,508	2,486	2,478	2,488
Total fixed charges	$2,790	$2,778	$2,765	$2,760	$2,796

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	6.04	8.40	6.85	6.56	2.63
Ratio of adjusted income (loss) base to total fixed
charges	1.51	1.72	1.59	1.57	1.18

(1)	Interest and debt expense excludes a $5 million loss and an $8 million loss related to the early retirement of debt in 2012 and 2011, respectively.